EXHIBIT 99.1

YM BIOSCIENCES REPORTS POSITIVE INTERIM DATA INCLUDING SUBSTANTIAL ANEMIA RESPONSE
FROM PHASE I/II TRIAL OF JAK1/JAK2 INHIBITOR CYT387
Results presented at the 52nd American Society of Hematology Annual Meeting

Orlando, Florida – December 6, 2010 – YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM) today announced positive interim data from the first 60 patients enrolled in the Phase I/II trial for its JAK1/JAK2 inhibitor, CYT387, in myelofibrosis. The results were reported today in an oral presentation at the 52nd American Society of Hematology (ASH) Annual Meeting being held in Orlando, Florida.

“Anemia is the most serious symptom associated with myelofibrosis, so I am highly encouraged by the emerging activity profile of CYT387, which uniquely continues to demonstrate a substantial ability to improve anemia while producing similar results to its peers in reducing spleen size and controlling constitutional symptoms,” noted Dr. Alayew Tefferi, Chair of the Study. “I also encourage YM to evaluate CYT387 in other diseases where anemia has a significant impact.”

“These unprecedented results highlight the potential safety and efficacy advantages of CYT387 compared with other JAK inhibitors. If CYT387 continues to demonstrate this unique anemia benefit in larger trials, it may ultimately serve as a drug of choice for the majority of patients with myelofibrosis who find anemia problematic,” said Dr. Nick Glover, President and CEO of YM BioSciences. “We look forward to updated data from the full 140 patient trial in calendar mid-2011.”

Patient Characteristics:
The presentation described interim results for the first 60 patients enrolled in the dose escalation (n=21) and dose confirmation (n=39) portions of the 140 patient Phase I/II trial, for which recruitment is ongoing. In the dose-confirmation phase, subjects were started at one of two dose levels that were deemed clinically effective: 150 mg/day (n=18) and 300 mg/day (n=21). Thirty-three subjects (55%) were red cell transfusion-dependent at study entry. Forty-five subjects (75%) expressed the JAK2V617F mutation. Forty-eight (80%) had palpable splenomegaly greater than 10 cm. A number of the patients had discontinued treatment with other JAK inhibitors (INCB018424, n=11; TG101348, n=3) or pomalidomide (n=13). The median time to follow up since study start is currently 4.9 months, ranging from 0.9-12.5 months.

Efficacy Results:
•	The Overall Response Rate (anemia, spleen) to date, as per the International Working Group for Myeloproliferative Neoplasms Research and Treatment (IWG-MRT) criteria, is 62%.

•
Anemia Response: Of 42 subjects who were evaluable for anemia response (baseline Hgb less than 10 g/dL or red cell transfusion-dependent), 21 subjects (50%) had achieved Clinical Improvement (CI) as per the IWG-MRT criteria. A 57% response rate was observed in transfusion dependent patients. For the 150 mg/day dosing group, the anemia response rate was 41% (43% for transfusion dependent patients). For the 300 mg/day dosing group, the anemia response rate was 58% (69% for transfusion dependent patients). Responses were observed in five of nine (55%) patients who had discontinued treatment with other JAK inhibitors (INCB018424, TG101348) and 5 of 12 (42%) who had discontinued pomalidomide.

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Spleen Size Reduction: Twenty-five (47%) of the 53 evaluable subjects who had splenomegaly at baseline achieved a minimum 50% decrease in palpable spleen size, thus qualifying them for CI per IWG-MRT criteria. For the 150 mg/day dosing group, 53% qualified for CI. For the 300 mg/day dosing group, 46% qualified for CI.

•	Constitutional Symptoms: CYT387 controlled constitutional symptoms in a significant percentage of patients (night sweats: 88%, bone pain: 80%, pruritus: 92%, fever: 100%).

Safety Results:
In the dose escalation portion of the study, at the highest dose level (400 mg/day), two of six subjects experienced dose limiting toxicity (DLT) (one each of reversible asymptomatic Grade 3 hyperlipasemia and Grade 3 headache); consequently, the maximum tolerated dose (MTD) was declared at 300 mg/day.

CYT387 was well tolerated. The overall discontinuation rate was 5% and there were no patient withdrawals for drug-related adverse events. No Grade 4 non-hematological toxicities were observed. Grade 3 non-hematologic adverse events were infrequent and included increased transaminases (n=2), headache/head pressure (n=2), and increased lipase (n=3), No QTc prolongations greater than Grade 1 were observed.

Some patients experienced a “first-dose effect” characterized by Grade 1 lightheadedness (26 subjects, 43%) and hypotension (31 subjects, 52%). The phenomenon was self-limiting, generally resolved within 3-4 hours and did not recur after the first dose.

Grade 3/4 thrombocytopenia was seen in 16 (27%) subjects. It should be noted that the minimum platelet count specified in the inclusion criteria for the study is 50,000/mcl. The majority of Grade 3/4 thrombocytopenia were observed in subjects where baseline platelet counts were less than 100,000/mcl.

Treatment-emergent Grade 3 anemia was seen in four subjects (7%). None of the subjects developed new red cell transfusion requirements. Treatment-emergent Grade 3/4 neutropenia was seen in three subjects (5%).

For more information on the CYT387 Phase I/II trial, go to:
http://clinicaltrials.gov/ct2/show/NCT00935987?term=cyt387&rank=1

Notice of Meeting/Conference Call:
YM Management will be hosting an analyst and investor meeting at the Hilton Orlando, Lake Sheen A Room, to discuss these results. The meeting will be hosted by Dr. Nick Glover, President and Chief Executive Officer of YM BioSciences and will include a re-presentation of the results by the Principal Investigator for the trial, Dr. Animesh Pardanani, Mayo Clinic, joined by the Study’s Chair, Dr. Ayalew Tefferi, Mayo Clinic. Also participating will be Dr. Mark Kowalski, Chief Medical Officer and Vice President, Regulatory Affairs, Dr. Gregg Smith, Vice President, Australian Operations and Dr. Chris Burns, Director, Research, YM BioSciences Australia.

Analysts and professional investors may also participate in the meeting by conference call. A webcast of the meeting will be available on YM’s website: www.ymbiosciences.com.

Meeting/Conference Call Details:

DATE:	December 6, 2010
TIME:	12:30 pm Eastern Time
DIAL IN NUMBER: MEETING LOCATION:	(647) 427-7450 or (888) 231-8191 Hilton Orlando, Lake Sheen A Room

About CYT387:
CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory. The U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to CYT387 for the treatment of myelofibrosis.

YM BioSciences retains the global commercialization rights to CYT387.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis with positive interim safety and activity data reported at the American Society of Hematology (ASH) meeting in December 2010. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com